UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant’s name into English)

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-.

Entry into a Definitive Material Agreement

On July 5, 2006, China Natural Resources, Inc. entered into a Sale and Purchase Agreement with Allied Clear Investments Limited, an unaffiliated British Virgin Islands corporation. Under the Agreement, the Company has agreed to sell all of its right, title and interest in and to the capital stock of Hainan Cihui Industrial Co. Ltd. (“HARC”).

The purchase price for the capital stock of HARC is HK$30,000,000, or approximately US$3,862,000 (based upon the exchange rate of $HK for $US on July 7, 2006). The purchase price is to be paid in cash, at the closing. Closing of the sale is scheduled to occur on or prior to August 15, 2006, and is subject to the satisfaction of certain conditions precedent, including the purchaser’s satisfaction with its due diligence investigation, the purchaser’s receipt of a legal opinion that no consents or approvals are required from any government or regulatory authorities in the People’s Republic of China (“PRC”) in order to complete the transaction, and other customary conditions of closing.

HARC is a wholly owned subsidiary of the Company whose primary asset is 38,910,192 restricted shares of Hainan Sundiro Motorcycle Co. Ltd., a PRC corporation whose unrestricted shares are listed on the Shenzhen Stock Exchange, PRC. It is anticipated that the Company will realize a gain of approximately $850,000 on the sale of its interest in HARC.

Exhibits

No.	Description

10.1	Sale and Purchase Agreement dated July 5, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  July 11, 2006

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie, Chief Executive Officer

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